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                                July 7, 2021

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       Room 1303, 13/F, Technology Plaza
       651 King   s Road
       North Point, Hong Kong

                                                        Re: New Momentum Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2021
                                                            File No. 333-257302

       Dear Mr. Leung:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       New Momentum Corporation Registration Statement on Form S-1

       10% Convertible Note, page 5

   1.                                                   We note that the
company   s securities trade on the OTC Pink marketplace maintained by
                                                        OTC Markets Group.
Because the company's shares are not traded on a nationally
                                                        recognized exchange or
market for purposes of Item 501(b)(3) of Regulation S-K, the note holders may not sell
the shares they acquire upon conversion at market prices. Please revise the registration
statement to reflect that the shares will be offered and sold at a fixed price for the duration
of the offering.
       Investment Agreement with Strattner Alternative Credit Fund LP, page 6

   2. Please remove from the registration statement the proposed resale of shares by Strattner
 Tin Lung David Leung
New Momentum Corp.
July 7, 2021
Page 2
         Alternative Credit Fund LP pursuant to the Investment Agreement. This transaction appears to be an equity line financing relying on the staff's equity line accommodation set forth in Question 139.13 of the Securities Act Sections Compliance and Disclosure
         Interpretations, which are available on our website. The proposed transaction does not satisfy all of the conditions of the aforementioned accommodation. Specifically, we note that the transaction does not satisfy the condition that there is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system. In this regard, we note the registrant's securities trade on the OTC Pink marketplace maintained by OTC Markets Group, which is not a nationally
         recognized securities exchange or alternative trading system.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Richie at 202-551-2365 or Dietrich King at
202-551-
8071 with any other questions.



FirstName LastNameTin Lung David Leung                         Sincerely,
Comapany NameNew Momentum Corp.
                                                               Division of
Corporation Finance
July 7, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName